SECURITI 03013207 ISSION

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SEC FILE NUMBER
8-53071

RECEIVED FEB 28 2003 153 SEC MAIL PROCESSING SECTION WASH. D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Persimmon Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 West Germantown Pike, Suite 270
(No. and Street)

Plymouth Meeting (City) Pennsylvania (State) 19462 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher M. Carpenter 610-834-8910
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

1601 Market Street, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. DeAngelis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Persimmon Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Amy B. Rau, Notary Public
Plymouth Twp., Montgomery County
My Commission Expires Dec. 8, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in [redacted] Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERSIMMON SECURITIES, INC.

Table of Contents

KPMG

1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors and Stockholder
Persimmon Securities, Inc.:

We have audited the accompanying statement of financial condition of Persimmon Securities, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Persimmon Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 7, 2003

KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

PERSIMMON SECURITIES, INC.

Statement of Financial Condition

December 31, 2002

Assets

Current assets:		
Cash	$	107,288
Clearing deposit		50,518
Other		4,240
Total assets	$	162,046

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	3,061
Federal income tax payable		7,500
State income tax payable		2,500
Total liabilities		13,061
Stockholder's equity:		
Common stock, no par value; authorized 100 shares; issued and outstanding 13.5 shares		135,000
Retained earnings		13,985
		148,985
Total liabilities and stockholder's equity	$	162,046

See accompanying notes to financial statements.

PERSIMMON SECURITIES, INC.

Statement of Income

Year ended December 31, 2002

Revenues:		
Commissions income	$	94,527
Asset-based fee income		47,098
Interest income		15,930
Total revenues		157,555
Expenses:		
Licenses and permits		2,694
Office and equipment rental		25,084
Clearing fees		84,762
Insurance		3,792
Miscellaneous		11,079
Total expenses		127,411
Income before income tax expense		30,144
Income tax expense (note 5)		10,000
Net income	$	20,144

See accompanying notes to financial statements.

PERSIMMON SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Common stock		(Accumulated deficit) retained earnings	Total stockholder's equity
	Shares	Amount		
Balance at December 31, 2001	13.5	$ 135,000	(6,159)	128,841
Net income	—	—	20,144	20,144
Balance at December 31, 2002	13.5	$ 135,000	13,985	148,985

See accompanying notes to financial statements.

PERSIMMON SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	20,144
Adjustments to reconcile net income to cash used in operating activities:		
Increase in clearing deposit		(50,518)
Increase in accounts payable		2,502
Decrease in other assets		1,246
Increase in federal income tax payable		7,500
Increase in state income tax payable		2,500
Net cash used in operating activities		(16,626)
Net decrease in cash		(16,626)
Cash, beginning of year		123,914
Cash, end of year	$	107,288

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Persimmon Securities, Inc. (the Company), a Delaware corporation, incorporated September 21, 2000. In June 2001, the Company received approval from the National Association of Securities Dealers (NASD) as an introducing registered broker-dealer in securities. The Company is a wholly owned subsidiary of Persimmon Research Partners, Inc. (PRP) and is dependent on PRP for placement of brokerage accounts.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Concentration of Credit Risk

The Company's funds in its bank accounts at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management does not consider the excess funds to be at risk.

(d) Commissions

Commissions and related clearing expenses are recognized on a trade-date basis as securities transactions occur.

(e) Asset-Based Fee Income

Asset-based fees are received quarterly based on the market value of the underlying accounts and recognized as earned.

(f) Income Taxes

The Company files a consolidated federal corporate tax return with PRP and uses the liability method for income taxes. The Company separately accrues for corporate state income taxes.

(2) Leases

The Company currently leases office space from PRP for $1,000 per year. The agreement can be canceled with 30 days notice. Total rent expense for 2002 was $1,000.

(3) Clearing Agreement

In June 2001, the Company agreed to have clearing services provided by First Clearing Corporation. The agreement includes a financial covenant for the Company to maintain, at all times, at least $75,000 in excess of the net capital computed in accordance with Rule 15c-3-1 for an introducing firm. In management's opinion, this covenant has been met for the year ended 2002.

(Continued)

PERSIMMON SECURITIES, INC.

Notes to Financial Statements

December 31, 2002

(4) Net Capital

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The rule requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2002, the Company had a ratio of aggregate indebtedness to net capital of 0.09 to 1 with a minimum net capital requirement of $50,000, and had aggregate indebtedness of $13,061 and net capital of $144,985.

(5) Income Taxes

The actual income tax expense for the year ended December 31, 2002 did not differ significantly from the expected income tax expense computed by applying the federal corporate rate to income before income tax expense.

Income tax expense (benefit) consisted of the following for the year ended December 31, 2002:

		Federal	State	Total
Current	$	7,500	2,500	10,000
Total	$	7,500	2,500	10,000

1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report on Internal Controls of a Broker-Dealer Claiming an Exemption From SEC Rule 15c-3-3

The Board of Directors and Stockholder
Persimmon Securities, Inc.:

In planning and performing our audit of the financial statements and the supplemental schedule of Persimmon Securities, Inc. (the Company) as of December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions Rule 15c-3-3. Because the Company does not carry securities accounts for customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization are recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

KPMG LLP

February 7, 2003

Schedule 1

PERSIMMON SECURITIES, INC.

Computation of Net Capital under Sec Rule15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net capital:		
Total stockholder's equity		$ 148,985
Deductions and/or other charges:		
Excess fidelity bond deductible	$ 4,000	(4,000)
Net capital		144,985
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable		13,061
Total aggregate indebtedness		13,061
Computation of basic net capital requirement:		
Minimum net capital required:		
Minimum dollar net capital requirement of reporting broker or dealer		50,000
Excess net capital requirement		94,985
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		143,679
Ratio aggregate indebtedness to net capital		0.09 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002):		
Net Capital, as reported in Company's Part II (unaudited) FOCUS Report		$ 154,985
Audit adjustments to record federal and state income taxes		(10,000)
Net capital, as amended		$ 144,985

See accompanying independent auditors' report.

Schedule 2

PERSIMMON SECURITIES, INC.

Determination of Reserve Requirement Under Rule 15c3-3

December 31, 2002

The Company has elected the exemption under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission, which requires that the Company clear all transactions with a clearing broker or dealer on a fully disclosed basis. At December 31, 2002, the Company held no customer funds and had no required deposit.

See accompanying independent auditors' report.

Schedule 3

PERSIMMON SECURITIES, INC.

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2002

	Fair value	Number of items
Customers' fully paid and excess-margin securities not in the respondent's possession or control as of December 31, 2002, for which instructions to reduce to possession or control action was issued as of December 31, 2002, for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

See accompanying independent auditors' report.